UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

HARVEY ELECTRONICS, INC.

(Name of Subject Company (issuer))

MODERN TECHNOLOGY CORP., Offeror

(Name of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK

(Title of Class of Securities)

417660107

(CUSIP Number of Class of Securities)

Anthony K. Welch

Chairman of the Board

Modern Technology Corp

1420 North Lamar Blvd.

Oxford, MS 38655

(662) 236-5928 (Phone)

(662) 236-7663 (Fax)

www.moderntechnologycorp.com

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction Valuation[1]	Amount of filing fee[2]
N/A	N/A
(1)	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

 [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)2(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________

Form or Registration No.: __________

Filing Party: __________

Date Filed: __________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender off.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filling is a final amendment reporting the results of the tender offer. [X]

NO ADDITIONAL INFORMATION WILL BE FORTHCOMING REGARDING THIS TENDER OFFER.

On April 5, 2006, Modern Technology Corp. announced that it intended to make a tender offer for 51% of the issued and outstanding shares of Harvey Electronics. Due to recent announcements made by Harvey Electronics, Modern Technology withdraws its plans to make such a tender offer until further consideration of recent events. No further communications will be made and no additional information will be filed regarding this proposed offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anthony K. Welch

Anthony K. Welch

Chairman of the Board

Modern Technology Group, Inc.

Dated: May 9, 2006